UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2016

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	22

Risk Factors	24

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2016 and 2015	25

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2016 and 2015	26

Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015	27

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015	28

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2016 and 2015	29

Notes to the Unaudited Condensed Consolidated Financial Statements	30

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1**	Bareboat charter by and among Golar Eskimo Corp and Sea 23 Leasing Co. Limited, dated November 4, 2015
4.2*	Side Letter to the Common Terms Agreement, dated March 24, 2016, made by and between Golar Eskimo Corp and Sea 23 Leasing Co. Limited
4.3*	Bareboat charter by and among Golar LNG NB13 Corporation and Sea 24 Leasing Co. Limited, dated November 4, 2015
4.4*	Common Terms Agreement, dated November 19, 2015, made by and between Golar LNG NB13 Corporation and Sea 24 Leasing Co. Limited
4.5*	Memorandum of Agreement, dated November 19, 2015, by and between Golar LNG NB13 and Sea 24 Leasing Co. Limited
4.6*	Additional Clauses to Bareboat Charter Party, dated November 19, 2015, by and between Golar LNG NB13 and Sea 24 Leasing Co. Limited
4.7*	Side Letter to the Common Terms Agreement, dated March 24, 2016, by and between Golar LNG NB13 and Sea 24 Leasing Co. Limited
4.8*	Side Letter Agreement between Golar Partners Operating LLC and Golar LNG Limited, dated May 17, 2016
4.9*	Letter Agreement Amendment between Golar Partners Operating LLC and Golar LNG Limited, dated September 26, 2016
4.10*	Omnibus Agreement, effective as of June 19, 2016, among Golar LNG Limited, Golar Power Limited, Golar LNG Partners LP, Golar GP LLC and Golar Partners Operating LLC

101
The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended June 30, 2016, filed with the SEC on October 3, 2016, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2016 and 2015;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2016 and 2015;
iii. Unaudited Condensed Consolidated Balance Sheet as of June 30, 2016 and Audited Balance Sheet as of December 31, 2015;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015;
v. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six months ended June 30, 2016 and 2015; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

* Filed herewith.
** Incorporated by reference.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	October 3, 2016	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Principal Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended June 30, 2016 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•
market trends in the floating storage regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and floating liquefied natural gas vessels (or FLNGs);

•	our and Golar’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to pay cash distributions on our units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions, such as our recent acquisition of the Golar Tundra;

•	the completion of the Ghana LNG Project and the commencement of the Golar Tundra time charter;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage Golar’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Golar in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations;

•	challenges by authorities to the tax benefits we previously obtained; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties, many of which are beyond our control. These forward-looking statements should be considered in light of various important factors, including those set forth in this report under the caption “Risk Factors” and in our Annual Report on Form 20-F under the caption “Item 3—Key Information—Risk Factors.” All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2015.

We acquired from Golar LNG Limited (“Golar”) interests in the companies that own and operate the Golar Tundra and the Golar Eskimo in May 2016 and January 2015, respectively. The results of the Golar Eskimo are consolidated into our results as of the date of its acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Eskimo prior to the acquisition date. Pursuant to an agreement entered into between us and Golar in connection with the acquisition of the Golar Tundra, we have the right to require Golar to repurchase the shares of Tundra Corp (the disponent owner and operator of the Golar Tundra) under certain circumstances, and consequently Golar continues to consolidate Tundra Corp and the results of Tundra Corp are not currently reflected in our financial statements.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. As of June 30, 2016, our fleet consisted of six FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit. Golar is also developing a floating liquefaction (FLNG) business and currently has one FLNG vessel under construction and contracted for an eight year term. We may in the future consider potential opportunities to expand our business through the acquisition of interests in FLNG assets from Golar.

Recent Developments

Since January 1, 2016, the significant developments that have occurred are as follows:

Acquisitions

In February 2016, we entered into an agreement with Golar to acquire (the “Tundra Acquisition”) the disponent owner and operator of the FSRU, the Golar Tundra (“Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. We paid an initial $30 million deposit to Golar in February 2016. The Tundra Acquisition closed on May 23, 2016, at which time we paid the remaining $77.2 million cash purchase consideration. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement furthermore includes that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase the Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”).

The Golar Tundra was built by Korean shipyard, Samsung Heavy Industries Co. Ltd., and was delivered to Golar in November 2015. The Golar Tundra is subject to a time charter with WAGL, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. WAGL is a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”). The Golar Tundra was expected to commence operations in order to serve the Ghana LNG Project in the second quarter of 2016. However, the Ghana LNG Project has experienced delays and WAGL has not been able to accept the Golar Tundra.

Tundra Corp issued its notice of readiness to WAGL in mid June 2016, with payments due under the contract accruing 30 days thereafter. However, due to the significant delays in connection with the Ghana LNG Project, WAGL has not been able to accept the vessel. We have received assurances that the Ghana LNG Project remains intact. However, at this time, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL.

Golar is engaged in continuing constructive dialogue with WAGL with regard to finding a mutually agreeable way forward for the project, which we believe to be needed and supported by the Government of Ghana. As noted above, the Tundra Put Option permits us to sell Tundra Corp back to Golar if the vessel does not commence operations under its charter with WAGL by May 23, 2017.

For a discussion of certain risks associated with the Tundra Acquisition see “Risk Factors.”

Financing

In April 2016, we entered into an $800.0 million senior secured credit facility (the “$800 million credit facility”) which refinanced the bank debt secured by seven of our existing vessels and provided the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $453.0 million in 2021, together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin of 2.5% as well as a commitment fee on undrawn amounts.

For a description of the sale and leaseback transaction in respect of the Golar Tundra, see note 3 to our unaudited condensed consolidated financial statements.

Cash Distributions

On May 13, 2016, we paid a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.5775 per unit. This cash distribution amounting to $38.2 million in the aggregate, was paid to all unitholders of record as of the close of business on May 6, 2016.

On August 12, 2016, we paid a quarterly cash distribution with respect to the quarter ended June 30, 2016 of $0.5775 per unit. This cash distribution, amounting to $38.2 million in the aggregate, was paid to all unitholders of record as of the close of business on August 5, 2016.

Unit Repurchase Program

In December 2015, our board of directors approved a common unit repurchase program of up to $25.0 million of the outstanding common units of the Partnership in the open market over a two year period. During the six months ended June 30, 2016, 38,000 units were repurchased and, in accordance with the provisions of the Partnership Agreement, were deemed cancelled and not outstanding with immediate effect.

Expiration of Subordination Period

In the second quarter of 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of “Subordination Period” contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) converted into common units on a one-for-one basis.

Golar LNG Partners LP Long Term Incentive Plan

The Golar LNG Partners LP Long Term Incentive Plan (the “GMLP LTIP”) was adopted by our board of directors, effective as of May 30, 2016. The purpose of the GMLP LTIP is to promote our interests and the interests of our affiliates by providing employees and consultants  of  the Partnership, its general partner or any of their  affiliates and directors of the Partnership with incentive compensation awards to encourage superior performance. The maximum aggregate number of common units that may be delivered pursuant to any and all awards under the GMLP LTIP shall not exceed 500,000 common units, subject to adjustment due to recapitalization or reorganization as provided under the GMLP LTIP. The GMLP LTIP allows for grants of (i) unit options, (ii) unit appreciation rights, (iii) restricted unit awards, which may include tandem unit distribution rights, (iv) phantom units, (v) unit awards, (vi) other unit-based awards, (vii) cash awards, (viii) distribution equivalent rights (whether granted alone or in tandem with another award, other than a restricted Unit or Unit award), (ix) substitute awards and (x) performance-based awards. To date, no awards have been granted under the GMLP LTIP.

Golar Power Omnibus Agreement

On June 29, 2016, Golar entered into a joint venture (“Golar Power”) with investment vehicles affiliated with private equity firm Stonepeak Infrastructure Partners. Golar Power, is expected to offer integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar has agreed to transfer certain assets to Golar Power, including two LNG carriers capable of conversion to FSRUs and one FSRU that is currently under construction. Golar Power’s operations are expected to involve, the long term chartering of FSRUs to an operator of a gas fired power plant in order to facilitate the importation of LNG to fuel such plant.

In connection with the formation of Golar Power, we entered into an omnibus agreement with Golar and Golar Power (the “Golar Power Omnibus Agreement”). Pursuant to the Golar Power Omnibus Agreement, Golar Power agreed not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years (“Five-Year-Vessels”), subject to certain exceptions. The non-competition provisions applicable to Golar Power under the Golar Power Omnibus Agreement are similar to those applicable to Golar pursuant to the Omnibus Agreement that we entered into in connection with our initial public offering. In addition, under the Golar Power Omnibus Agreement, the Golar Power Entities granted to us a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels owned or acquired by any Golar Power Entity.

Upon a change of control of us or our general partner, the Golar Power Omnibus Agreement shall terminate immediately. In the event that one or more Golar LNG Entities (as defined in the Golar Power Omnibus Agreement) cease to own, in the aggregate, at least 33 1/3% of the ownership interests in Golar Power, the Golar Power Omnibus Agreement shall terminate as of the date such ownership interest falls below 33 1/3%.

Other Partnership Matters

On September 28, 2016, Doug Arnell resigned from our board of directors. Our General Partner has appointed Mr. Andrew Whalley, an existing director, to replace Mr. Arnell as one of our board’s three appointed directors. As a result of this appointment, Mr. Whalley, who was previously an elected director, will now serve as one of our board’s three appointed directors. Also, effective September 28, 2016, Mr. Jeremy Kramer has been appointed by the remaining elected directors of our board to fill the vacancy created as a result of Mr. Whalley’s appointment as an appointed director. Mr. Kramer will also serve on the Partnership’s conflicts committee.

Mr. Kramer has been a Senior Portfolio Manager at Neuberger Berman for the last 18 years (1998-2016), managing equity portfolios primarily for high net worth clients. Prior to that, Mr. Kramer worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst following several industries, including railroads, truckers, air freight and industrial conglomerates and then as a Portfolio Manager focused on small and mid-cap equity securities. He also managed a closed-end fund, the Alliance Global Environment Fund. Mr. Kramer worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst following several industries, including railroads, conglomerates and environmental services. Mr. Kramer graduated from Harvard University Graduate School of Business in 1988 with an MBA. He graduated with a BA from Connecticut College in 1983.

On September 28, 2016, at our 2016 annual meeting, the unitholders elected Alf C. Thorkildsen as a Class I director, whose term will expire at the 2019 annual meeting.

Results of Operations

Three Month Period Ended June 30, 2016 Compared with the Three Month Period Ended June 30, 2015

The following table presents details of our consolidated revenues and expense information for the three months ended June 30, 2016 compared to the three months ended June 30, 2015:

	Three Months Ended June 30,
(in thousands of $, except TCE)	2016	2015	$ Change	% Change
Operating revenues	111,752	105,715	6,037	6%
Vessel operating expenses	(16,878)	(17,214)	336	(2)%
Voyage and commission expenses	(1,429)	(2,160)	731	(34)%
Administrative expenses	(1,700)	(1,496)	(204)	14%
Depreciation and amortization	(24,869)	(22,574)	(2,295)	10%
Interest income	603	296	307	104%
Interest expense	(14,577)	(14,080)	(497)	4%
Other financial items	(15,571)	(1,468)	(14,103)	961%
Income taxes	(6,013)	(3,417)	(2,596)	76%
Net income	31,318	43,602	(12,284)	(28)%
Non-controlling interest	(3,336)	(2,574)	(762)	30%

TCE (1) (to the closest $100)	121,900	117,000	4,900	4%
__________________________________
(1)    TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $6.0 million to $111.8 million for the three months ended June 30, 2016 compared with $105.7 million for the same period in 2015. This is primarily due to:

•
$6.1 million of additional revenue from the Golar Freeze being on-hire throughout the three months ended June 30, 2016 compared with 51 days off-hire during the same period in 2015 due to her scheduled drydock; and

•
$1.8 million of additional revenue from the Golar Eskimo following the expiration of the sub-lease with Golar on June 30, 2015 and the commencement of charter hire revenue from the Hashemite Kingdom of Jordan.

This was partially offset by:

•	a $0.9 million reduction in revenue from the Golar Grand due to a lower daily time charter rate following her lay up in December 2015.

The average daily time charter equivalent rate, or TCE, for the three months ended June 30, 2016 increased by $4,900 to $121,900 compared to $117,000 for the same period in 2015, primarily as a result of the Golar Freeze being on hire throughout the quarter.

Vessel operating expenses: The decrease of $0.3 million in vessel operating expenses to $16.9 million for the three months ended June 30, 2016, as compared to $17.2 million for the three months ended June 30, 2015 was primarily due to:

•
$0.2 million in additional repairs and maintenance costs incurred in respect of the Golar Spirit due to her scheduled maintenance window for the three months ended June 30, 2015. There were no comparable costs in the three months ended June 30, 2016; and

•	a decrease of $1.0 million in operating expense with respect to the Golar Grand in the three months ended June 30, 2016 after she was placed in lay-up in December 2015.

This was partially offset by:

•	$1.0 million in incremental repairs and maintenance costs incurred by the NR Satu during her scheduled maintenance window in the three months ended June 30, 2016.

Voyage and commission expenses: Voyage and commission expenses decreased by $0.7 million to $1.4 million for the three months ended June 30, 2016, compared to $2.2 million for the same period in 2015, due to lower bunker consumption and commission costs incurred by the Golar Igloo.

Depreciation and amortization: Depreciation and amortization increased by $2.3 million to $24.9 million for the three months ended June 30, 2016, compared to $22.6 million for the same period in 2015. This was primarily due to:

•
$1.9 million of incremental intangibles amortization from the Golar Eskimo following her acquisition in January 2015. This increase is due to the fact that the allocation of the purchase price to the identifiable assets was finalized in the fourth quarter of 2015; and

•	$0.4 million of incremental vessel depreciation from Golar Freeze following her scheduled drydocking in the second quarter of 2015.

Interest expense: Interest expense increased by $0.5 million to $14.6 million for the three months ended June 30, 2016, compared to $14.1 million for the three months ended June 30, 2015. This was principally due to:

•	the $0.7 million higher interest arising on the refinancing of the Golar Eskimo debt; and

•
$1.2 million incremental interest on the $150.0 million Norwegian Bonds (the “2015 Norwegian Bonds”) issued in May 2015, which represent a full quarter of interest in the three months ended June 30, 2016 compared with approximately one month of interest in the same period in 2015.

This was partially offset by:

•
$1.7 million lower interest expense for the three months ended June 30, 2016 relating to the Golar Eskimo vendor loan, which we entered into to finance the acquisition of the Golar Eskimo from Golar in January 2015. The Golar Eskimo vendor loan was repaid in full in November 2015 and thus there is no comparable interest expense in the same period in 2016.

Other financial items: Other financial items reflect losses of $15.6 million and $1.5 million for the three months ended June 30, 2016 and 2015, respectively, as set forth in the table below:

	Three months ended June 30,
(in thousands of $)	2016	2015	$ Change	% Change
Unrealized mark-to-market (losses) gains for interest rate swaps	(7,142)	5,976	(13,118)	(220)%
Interest expense on un-designated interest rate swaps	(2,728)	(3,333)	605	(18)%
Amortization of deferred financing costs	(5,338)	(2,530)	(2,808)	111%
Other	(363)	(1,581)	1,218	(77)%
Other financial items, net	(15,571)	(1,468)	(14,103)	961%

As of June 30, 2016, we had an interest rate swaps portfolio with a notional value of $1,155.0 million (excluding the cross-currency interest rate swap of $227.2 million related to our Norwegian Krone denominated bonds). The mark-to-market shift to losses of $7.1 million from gains of $6.0 million was due to the decrease in long-term swap rates during the three months ended June 30, 2016. We designated approximately 8% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. A $1.4 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the three months ended June 30, 2016. A $1.1 million gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings, for the same period in 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $2.8 million to $5.3 million for the three months ended June 30, 2016, compared to $2.5 million for the same period in 2015. This was principally due to the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels under the new $800 million credit facility in May 2016.

Income taxes: The tax charge for the three months ended June 30, 2016 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes and interest and penalties primarily on withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the three months ended June 30, 2016 increased by $2.6 million to $6.0 million compared to $3.4 million in the same period in 2015. The increase was mainly attributable to withholding taxes and interest and penalties primarily on withholding taxes in respect of our Indonesian operations. In 2016 the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities. The conclusion of the tax audits resulted in recognition of a provision of $2.3 million to cover penalties and interest on certain taxes for the periods 2012 to June 30, 2016. See note 7 to our unaudited condensed consolidated financial statements.

Net income: As a result of the foregoing, we earned net income of $31.3 million and $43.6 million for the three months ended June 30, 2016 and 2015, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo and earnings from our consolidated variable interest entity, or VIE. See note 3 to our unaudited condensed consolidated financial statements.

Six Month Period Ended June 30, 2016 Compared with the Six Month Period Ended June 30, 2015

The following table presents details of our consolidated revenues and expense information for the six months ended June 30, 2016 compared to the six months ended June 30, 2015:

	Six Months Ended June 30,
(in thousands of $, except TCE)	2016	2015	$ Change	% Change
Operating revenues	212,817	205,561	7,256	4%
Vessel operating expenses	(33,066)	(32,860)	(206)	1%
Voyage and commission expenses	(3,248)	(3,471)	223	(6)%
Administrative expenses	(3,627)	(3,041)	(586)	19%
Depreciation and amortization	(49,908)	(45,174)	(4,734)	10%
Interest income	2,127	561	1,566	279%
Interest expense	(27,169)	(26,814)	(355)	1%
Other financial items	(37,383)	(11,838)	(25,545)	216%
Income taxes	(9,463)	(5,585)	(3,878)	69%
Net income	51,080	77,339	(26,259)	(34)%
Non-controlling interest	(6,347)	(5,053)	(1,294)	26%
TCE (1) (to the nearest $100)	116,800	117,100	(300)	—%
 ______________________________________
(1)   TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $7.3 million to $212.8 million for the six months ended June 30, 2016, compared to $205.6 million for the same period in 2015. This is due to:

•
$6.4 million of increased revenue contribution from Golar Eskimo for the six months ended June 30, 2016 following the expiration of the sub-lease with Golar on June 30, 2015 and commencement of charter hire revenue from the Hashemite Kingdom of Jordan; and

•
$5.7 million of additional revenue from the Golar Freeze for the six months ended June 30, 2016 representing a full six months of revenue compared to approximately four months in the same period in 2015 following her scheduled docking in April 2015.

This was partially offset by:

•	a $3.1 million reduction in revenue from the Golar Grand, following her redelivery from BG Group in mid-February 2015 and her subsequent re-charter to Golar at a lower time charter rate; and

•	a $2.0 million reduction in revenue from the Golar Maria resulting from her scheduled drydocking in March 2016.

The decrease of $300 in the average daily TCE for the six months ended June 30, 2016 to $116,800 compared to $117,100 for the same period in 2015, is primarily a result of the lower hire rate of the Golar Grand following her charter back to Golar and reduced revenue from the Golar Maria following her scheduled drydocking in March 2016.

Vessel operating expenses: The increase of $0.2 million in vessel operating expenses to $33.1 million for the six months ended June 30, 2016 as compared to $32.9 million in the six months ended June 30, 2015, was due mainly to:

•
$1.3 million of incremental repairs and maintenance costs from the NR Satu following her scheduled maintenance window during the six months ended June 30, 2016. There were no comparable costs in the same period in 2015; and

•
$0.4 million increase in operating expenses from the Golar Igloo in the six months ended June 30, 2016 due to higher upstoring and repairs and maintenance cost during her regasification off-season period.

This was partially offset by:

•	$1.8 million reduction in the operating cost for the Golar Grand in the six months ended June 30, 2016 due to the vessel being placed in lay-up in December 2015.

Voyage and commission expenses: Voyage and commission expenses for the six months ended June 30, 2016 were broadly comparable to those incurred for the same period in 2015.

Depreciation and amortization: Depreciation and amortization increased by $4.7 million to $49.9 million for the six months ended June 30, 2016 compared to $45.2 million for the same period in 2015 primarily due to:

•
$4.3 million of incremental intangibles amortization from the Golar Eskimo following her acquisition in January 2015. This increase is due to the fact that the allocation of the purchase price to the identifiable assets was finalized in the fourth quarter of 2015; and

•	$0.3 million in additional depreciation on the Golar Maria as a result of drydocking costs incurred in connection with her scheduled drydocking in the second quarter of 2016.

Interest expense: Interest expense increased by $0.4 million to $27.2 million for the six months ended June 30, 2016, compared to $26.8 million for the six months ended June 30, 2015. This was principally due to:

•	$2.1 million incremental interest expense in 2016 due to the refinancing of the Golar Eskimo debt; and

•
$3.1 million incremental interest on the $150.0 million 2015 Norwegian Bonds issued in May 2015, which represent a full six months of interest in the six months ended June 30, 2016 compared with approximately one month of interest in the same period in 2015.

This was partially offset by:

•
$3.0 million lower interest expense on the Golar Eskimo vendor loan for the six months ended June 30, 2016. The Eskimo vendor loan was repaid in full in November 2015, thus there is no comparable interest expense in the same period in 2016; and

•	$2.4 million decrease in interest expense on the Methane Princess lease following changes to corporation tax rates.

Other financial items: Other financial items reflect losses of $37.4 million and $11.8 million for the six months ended June 30, 2016 and 2015, respectively, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2016	2015	$ Change	% Change
Unrealized mark-to-market (losses) gains for interest rate swaps	(24,377)	71	(24,448)	(34,434)%
Interest expense on un-designated interest rate swaps	(5,330)	(6,285)	955	(15)%
Amortization of deferred financing costs	(6,442)	(3,505)	(2,937)	84%
Other	(1,234)	(2,119)	885	(42)%
Other financial items, net	(37,383)	(11,838)	(25,545)	216%

As of June 30, 2016, our interest rate swaps portfolio had a notional value of $1,155.0 million (excluding our cross-currency interest rate swap of $227.2 million related to our Norwegian Krone denominated bonds). The increase in the mark-to-market losses of $24.4 million for the six months ended June 30, 2016 from a gain of $0.1 million for the same period in 2015 on our interest rate swaps was due to the decrease in long-term swap rates during the six months ended June 30, 2016. We designated approximately 8% of these swaps as hedging instruments.

We are also a party to a cross-currency interest rate swap with a notional value of $227.2 million which was designated as a cash flow hedge. An $11.9 million loss was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the six months ended June 30, 2016. A $2.9 million gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings, for the same period in 2015. The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level.

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $2.9 million to $6.4 million for the six months ended June 30, 2016, compared to $3.5 million for the six months ended June 30, 2015. This was principally due to the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels under the new $800 million credit facility in May 2016.

Income taxes: The tax charge for the six months ended June 30, 2016 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes and interest and penalties primarily on withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the six months ended June 30, 2016 increased by $3.9 million to $9.5 million compared to $5.6 million in the same period in 2015. The increase was mainly attributable to withholding taxes and interest and penalties primarily on withholding taxes in respect of our Indonesian operations. In 2016, the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities. The conclusion of the tax audits resulted in recognition of a tax provision of $2.3 million to cover penalties and interest on certain taxes for the periods 2012 to June 30, 2016. See note 7 to our unaudited condensed consolidated financial statements.

Net income: As a result of the foregoing, we earned net income of $51.1 million and $77.3 million for the six months ended June 30, 2016 and 2015, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo and earnings from our consolidated variable interest entity, or VIE. See note 3 of our unaudited condensed consolidated interim financial statements.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of June 30, 2016, our cash and cash equivalents, including restricted cash was $232.7 million, and we had access to undrawn borrowing facilities of $25.0 million. Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our cash balances. Since June 30, 2016, significant transactions impacting our cash flows include:

•	payment of a cash distribution of $0.5775 per unit ($38.2 million in aggregate) with respect to the quarter ended June 30, 2016, in August 2016; and

•	scheduled loan principal repayments amounting to $20.7 million.

As of June 30, 2016, our current liabilities exceeded current assets by $107.4 million.

However, included within current liabilities are (i) mark-to-market valuations of our swap derivatives of $117.5 million (includes $79.3 million mark-to-market valuations for our cross-currency interest rate swap) maturing between 2017 and 2022 (see note 10 to our unaudited condensed consolidated financial statements) and (ii) deferred drydocking and operating cost revenue of $18.5 million which relates to charter hire received in advance from our charterers. No cash outflows are expected in respect of deferred drydocking and operating cost revenue.

Moreover, the cash expected to be generated from operations (assuming the current rates earned from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments and make distributions.

We believe our current resources, including our undrawn revolving credit facility totaling $25.0 million as of June 30, 2016, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six months ended June 30,
(in thousands of $)	2016	2015	$ Change	% Change
Net cash provided by operating activities	122,181	94,362	27,819	29%
Net cash used in investing activities	(107,247)	(8,263)	(98,984)	1,198%
Net cash provided by (used in) financing activities	5,576	(125,599)	131,175	(104)%
Net increase (decrease) in cash and cash equivalents	20,510	(39,500)	60,010	(152)%
Cash and cash equivalents at beginning of period	40,686	98,998	(58,312)	(59)%
Cash and cash equivalents at end of period	61,196	59,498	1,698	3%

In addition to our cash and cash equivalents noted above, as of June 30, 2016, we had restricted cash of $171.5 million. This comprised principally of (i) $131.5 million representing balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for our obligations and, in the case of restricted cash relating to our lease obligation, is used to repay the obligation); (ii) $32.2 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the NOK denominated High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap; and (iii) the balance which relates mainly to collateral deposits relating to performance guarantees issued to charterers.

Net Cash provided by Operating Activities

Net cash provided by operations increased by $27.8 million to $122.2 million for the six months ended June 30, 2016 compared to $94.4 million for the same period in 2015. This was primarily due to:

•
a $7.1 million decrease in drydock expenditures in the six months ended June 30, 2016 compared to the same period in 2015, by virtue of the scheduled drydocking of the LNG carrier, the Golar Maria during the six months ended June 30, 2016 compared to the scheduled drydocking of the FSRU, the Golar Freeze during the six months ended June 30, 2015; and

•	improvement in the general timing of working capital in the six months ended June 30, 2016, compared to the same period in 2015.

Net Cash used in Investing Activities

Net cash used in investing activities of $107.2 million for the six months ended June 30, 2016 was primarily due to the payment of $107.2 million of cash consideration in connection with the acquisition of the Golar Tundra in May 2016.

Net cash used in investing activities of $8.3 million for the six months ended June 30, 2015 was primarily due to the $6.0 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Eskimo in January 2015 and $2.1 million of additions to vessels and equipment.

Net Cash used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, offset by debt and lease repayments.

Net cash generated by financing activities during the six months ended June 30, 2016 of $5.6 million was primarily due to the following:

•
the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancings, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the new $800 million credit facility; and

•
a $7.6 million net reduction in restricted cash due to a decrease in the cash balances held by Eskimo SPV (see note 3 to our unaudited condensed consolidated financial statements) and the cash collateral deposits in respect of our cross-currency swap.

This was partially offset by:

•
the repayment of long-term debt and lease obligations of $720.7 million. Of this amount, $681.4 million relates to repayment of the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt in connection with their refinancing in May 2016 to the new $800.0 million credit facility;

•	the payment of cash distributions during the period of $82.4 million ($6.0 million of which consisted of distributions to non-controlling interests); and

•	financing and debt settlement costs paid of $13.5 million in connection with the new $800.0 million credit facility in May 2016.

Net cash used in financing activities during the six months ended June 30, 2015 of $125.6 million was primarily due to the following:

•	repayment of long-term debt and lease obligations of $460.3 million; and

•	payment of cash distributions during the period of $80.8 million ($5.0 million of which consisted of distributions to non-controlling interests).

This was partially offset by the receipt of aggregate proceeds of $420.0 million from our new debt, refinancings and revolvers, comprising: (i) $170.0 million from the Maria and Freeze facility; (ii) $150.0 million from the issuance of our 2015 Norwegian Bonds; and (iii) the balance relating to drawdowns under our credit facilities including revolvers.

Borrowing Activities

Long-Term Debt.  As of June 30, 2016 and December 31, 2015, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	June 30, 2016	December 31, 2015

$800 million Credit Facility	775,000	—
High-Yield Bonds	155,439	147,007
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	124,950	112,100
Eskimo SPV Debt	241,212	254,070
Golar LNG Partners Credit Facility	—	181,500
Golar Partners Operating Credit Facility	—	185,000
Golar Igloo Debt	—	141,111
Maria and Freeze Facility	—	174,000
Total debt	1,446,601	1,344,788
Less: Deferred financing costs, net	(19,303)	(13,676)
Total debt net of deferred financing costs	1,427,298	1,331,112

Our outstanding debt of $1,446.6 million as of June 30, 2016, is repayable as follows:

Period ending December 31, (in thousands of $)

2016 (six months ended)	61,483
2017	238,406
2018	97,317
2019	82,683
2020	234,500
2021 and thereafter	732,212
Total	1,446,601

As of June 30, 2016 and December 31, 2015, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our High-Yield Bonds is 5.20% above the Norwegian Interbank Offered Rate (NIBOR). The margin related to our U.S. dollar denominated 2015 Norwegian Bonds is 4.4% above LIBOR.

The significant developments relating to our debt in the period after December 31, 2015 are set forth below.

In April 2016, we entered into an $800.0 million senior secured credit facility which refinanced the bank debt secured by seven of our existing vessels and provided the remaining part of the cash purchase price for the acquisition of the Golar Tundra. The facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. It is repayable in quarterly installments with a total final balloon payment of $453.0 million in 2021, together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be $75.0 million. The facility is provided by a syndicate of banks and bears interest at LIBOR plus a margin of 2.5% as well as a commitment fee on undrawn amounts.

In addition to the restrictive covenants described generally under “—Debt and Lease Restrictions,” the financial covenants under the $800.0 million credit facility contains certain financial covenants which require us to maintain as of the end of each quarterly period and as of the end of each fiscal year:

•	free liquid assets (as defined in the credit facility) of at least $30 million;

•	a net debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) ratio of no greater than 6.50 to 1.00;

•	an EBITDA to debt service ratio equal to or greater than 1.15 to 1.00 on a consolidated basis at all times; and

•	a consolidated net worth (as defined in the credit facility) of at least $250.0 million.

In addition, the aggregate combined fair market value of the Golar Freeze, the Golar Spirit, the Golar Winter, the Golar Igloo, the Golar Maria, the Golar Grand and the Methane Princess must at all times be at least 110% of the outstanding facility amount.

In connection with the Tundra acquisition, we became the primary obligor under the Tundra Lease. Refer to note 8 to our unaudited condensed consolidated financial statements.

Capital Lease Obligations.  As of June 30, 2016, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2016 (six months ended)	3,602
2017	7,474
2018	7,775
2019	8,078
2020	8,387
2021 and thereafter	183,033
Total minimum lease payments	218,349
Less: Imputed interest	(91,048)
Present value of minimum lease payments	127,301

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a UK bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of June 30, 2016, was $121.2 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the UK vessel lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our UK tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 12 (Other Commitments and Contingencies).

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described above and in our 2015 Annual Report on Form 20-F.

As of June 30, 2016, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of vessels, we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Drydockings

From now through to December 31, 2019, six of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $42.0 million for drydocking and classification surveys on these vessels with approximately $12.0 million expected to be incurred in 2017, $23.5 million in 2018 and $6.5 million in 2019. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. From 2016, ballast water treatment is required by the BWM Convention. Installation of ballast water treatment systems will be needed on all our LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under their TCP, the Golar Spirit and the Golar Winter may be required to trade as LNG carriers. If the respective vessel charterers should choose to trade the Golar Spirit or Golar Winter internationally as LNG carriers, the vessels will have to be equipped with ballast water treatment systems and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. Initial estimates of the additional costs of complying with these rules are within the range of $2 million and $3 million per vessel.

We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to note 2 (Significant Accounting Policies) to our consolidated financial statements included in our 2015 Annual Report on Form 20-F, filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2016 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2016	Due in 2017-2018	Due in 2019-2020	Due Thereafter
Long-term debt(1)	1,446.6	61.5	335.7	317.2	732.2
Interest commitments on long-term debt - floating and other interest rate swaps (2)	266.3	35.5	106.9	74.5	49.4
Capital lease obligations	127.3	0.3	2.1	3.6	121.3
Interest commitments on capital lease obligations (2)(3)	91.0	3.3	13.1	12.8	61.8
Total	1,931.2	100.6	457.8	408.1	964.7

(1) Amounts shown gross of deferred financing costs of $19.3 million.

(2) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 0.96% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed all in interest rate of 5.2%.

(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Off-Balance Sheet Arrangements

Refer to note 3 of our unaudited condensed consolidated financial statements for discussion on the Tundra acquisition.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2015 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in note 25 — Financial Instruments to our audited consolidated financial statements included in our 2015 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of June 30, 2016, the notional amount of the designated interest rate swaps hedged against our debt was $314.7 million (including the cross currency interest rate swap of $227.2 million). The principal of the long-term loans and capital lease obligations, net of restricted cash, outstanding as of June 30, 2016, was $1,402.4 million (gross of deferred financing costs). Based on our floating rate debt (excluding high yield bonds) and net capital lease obligations outstanding of $142.3 million (gross of deferred financing costs) as of June 30, 2016, a 1% increase in the floating interest rate would increase interest expense by $1.1 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2016, please read note 10 to the condensed consolidated interim financial statements for the period ended June 30, 2016.

Foreign currency risk.  We have transactions, assets and liabilities which are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to our capital leases and the administrative expenses we will be charged by Golar Management in the UK; operating expenses incurred in a variety of foreign currencies and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the six months ended June 30, 2016, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.2 million for the six months ended June 30, 2016. Based on our Brazilian Real revenues and expenses for the six months ended June 30, 2016, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses for the six months ended June 30, 2016 by approximately $0.4 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2016, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.6 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the six months ended June 30, 2016, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew costs by approximately $0.8 million for the six months ended June 30, 2016.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and voyage charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

	Three months ended June 30,		Six months ended June 30,
(in thousands of $, except number of days and average daily TCE)	2016	2015	2016	2015
Total operating revenues	111,752	105,715	212,817	205,561
Voyage and commission expenses	(1,429)	(2,160)	(3,248)	(3,471)
	110,323	103,555	209,569	202,090
Calendar days less scheduled off-hire days(1)	905	885	1,794	1,726
Average daily TCE (to the closest $100)	121,900	117,000	116,800	117,100

(1) Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock.

Risk Factors

In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.

Despite the fact that Tundra Corp is not consolidated into our financial statements, we are the primary obligor under the Tundra Lease and are liable for hire payments thereunder.

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated in our financial results, we are liable for hire payments due under the Tundra Lease.

The Golar Tundra was expected to commence operations in order to serve the Ghana LNG Project in the second quarter of 2016. However, due to delays in the Ghana LNG project, WAGL has not been able to accept the Golar Tundra. Accordingly, we are unable to predict when or if the Golar Tundra will commence operations under its time charter with WAGL.

Pursuant to the Tundra Letter Agreement, Golar agreed to pay to us a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under its time charter with WAGL. The daily fee excluding operating expenses is intended to approximate the amount that Tundra Corp is required to pay the Tundra SPV under the Tundra Lease. In the event that Golar is unable or otherwise fails to pay amounts due to us under the Tundra Letter Agreement, we will be required to pay amounts due under the Tundra Lease from cash on hand or other sources.

We may receive no benefit from the Tundra Acquisition.

If for any reason the Golar Tundra time charter has not commenced by May 23, 2017, we have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the original purchase price. In the event that we exercise the Tundra Put Option, we will have received no benefit as a result of the Tundra Acquisition.

If we do not exercise the Tundra Put Option, and WAGL defaults under the terms of the charter, we cannot guarantee that we will be able to find a suitable replacement charter for the Golar Tundra. If we are unable to redeploy the Golar Tundra under a favorable replacement charter, our business, results of operations, financial condition and ability to make cash distributions to our unitholders may be materially and adversely affected.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit amounts)	Notes	2016	2015	2016	2015
Time charter revenues		104,472	91,010	198,257	180,566
Time charter revenues from related parties (1)		7,280	14,705	14,560	24,995
Total operating revenues		111,752	105,715	212,817	205,561

Vessel operating expenses (1)		16,878	17,214	33,066	32,860
Voyage and commission expenses		1,429	2,160	3,248	3,471
Administrative expenses (1)		1,700	1,496	3,627	3,041
Depreciation and amortization		24,869	22,574	49,908	45,174
Total operating expenses		44,876	43,444	89,849	84,546

Operating income		66,876	62,271	122,968	121,015

Financial income (expenses)
Interest income(1)		603	296	2,127	561
Interest expense (1)		(14,577)	(14,080)	(27,169)	(26,814)
Other financial items	6	(15,571)	(1,468)	(37,383)	(11,838)
Net financial expenses		(29,545)	(15,252)	(62,425)	(38,091)

Income before tax		37,331	47,019	60,543	82,924
Tax	7	(6,013)	(3,417)	(9,463)	(5,585)
Net income		31,318	43,602	51,080	77,339
Less: Net income attributable to non-controlling interests		(3,336)	(2,574)	(6,347)	(5,053)
Net income attributable to Golar LNG Partners LP Owners		27,982	41,028	44,733	72,286

Earnings per unit
Common unit (basic and diluted) (2)	13	$0.56	$0.61	$0.87	$1.08

Cash distributions declared and paid per unit in the period	13	$0.58	$0.58	$1.16	$1.16
______________________________
(1) This includes amounts arising from transactions with related parties (see note 11).
(2) Under the Partnership Agreement, the subordination period expired in May 2016 and as at June 30, 2016, all our subordinated units, which were 100% held by Golar, converted to common units.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2016	2015	2016	2015
Net income	31,318	43,602	51,080	77,339
Other comprehensive income:
Unrealized net gain (loss) on qualifying cash flow hedging instruments	342	642	727	(3,474)
Amount reclassified from accumulated other comprehensive income (loss) to statements of operations	—	—	409	—
Other comprehensive income (loss)	342	642	1,136	(3,474)
Comprehensive income	31,660	44,244	52,216	73,865
Comprehensive income attributable to:
Partners’ capital in Golar LNG Partners LP	28,324	41,670	45,869	68,812
Non-controlling interest	3,336	2,574	6,347	5,053

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of $)	Note	2016	2015
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		61,196	40,686
Restricted cash and short-term investments		44,941	56,714
Other current assets		26,901	25,984
Amount due from related parties	11	29,598	7,128
Inventories		1,166	1,339
Total Current Assets		163,802	131,851
Non-current
Restricted cash		126,523	136,559
Vessels and equipment and vessels under capital leases, net		1,809,063	1,847,403
Intangible assets, net		92,650	99,096
Other long-term assets		12,249	16,753
Amounts due from related parties	11	107,247	—
Total Assets		2,311,534	2,231,662

LIABILITIES AND EQUITY
Current
Short-term debt and current portion of long-term debt	9	98,765	121,739
Other current liabilities		172,487	144,273
Total Current Liabilities		271,252	266,012
Non-current
Long-term debt	9	1,328,533	1,209,373
Obligations under capital leases		127,301	143,112
Other long-term liabilities		18,610	16,650
Total Liabilities		1,745,696	1,635,147
Equity
Partners' capital:
Common unitholders		471,927	486,533
Subordinated unitholders		—	12,649
General partner interest		35,388	40,293
Total Partners' capital		507,315	539,475
Accumulated other comprehensive income		(8,589)	(9,725)
		498,726	529,750
Non-controlling interest		67,112	66,765
Total Equity		565,838	596,515
Total Liabilities and Equity		2,311,534	2,231,662

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
(in thousands of $)	Note	2016	2015
OPERATING ACTIVITIES
Net income		51,080	77,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		49,908	45,174
Recognition of deferred tax liability		1,125	—
Release of deferred tax asset		2,251	2,490
Amortization of deferred charges	6	6,442	3,505
Drydocking expenditure		(1,600)	(8,684)
Foreign exchange (losses)/gains		(257)	89
Interest element included in obligations under capital leases		(1,498)	127
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable		(183)	(16,302)
Inventories		173	(1,063)
Prepaid expenses, accrued income and other assets		2,252	(82)
Amount due to/from related companies		(22,839)	3,101
Trade accounts payable		(1,588)	5,387
Accrued expenses		5,310	(5,688)
Restricted cash		(62)	—
Other current liabilities		31,667	(11,031)
Net cash provided by operating activities		122,181	94,362

INVESTING ACTIVITIES
Additions to vessels and equipment		—	(2,147)
Deposit made in connection with the Golar Tundra acquisition	11	(107,247)	—
Acquisition of subsidiaries, net of cash acquired	8	—	(5,971)
Restricted cash		—	(145)
Net cash used in investing activities		(107,247)	(8,263)

FINANCING ACTIVITIES
Repayment of debt, including debt due to a related parties		(720,658)	(460,287)
Proceeds from long-term debt	9	815,000	420,000
Dividend paid to non-controlling interest		(6,000)	(5,000)
Cash distributions paid		(76,398)	(75,833)
Financing costs paid		(13,521)	(4,479)
Restricted cash and short-term investments		7,648	—
Common units buy-back and cancellation		(495)	—
Net cash provided by/(used in) financing activities		5,576	(125,599)

Net increase/(decrease) in cash and cash equivalents		20,510	(39,500)
Cash and cash equivalents at beginning of period		40,686	98,998
Cash and cash equivalents at end of period		61,196	59,498

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2014	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
Net income	50,084	17,494	4,708	—	72,286	5,053	77,339
Other comprehensive loss	—	—	—	(3,474)	(3,474)	—	(3,474)
Cash distributions (1)	(52,056)	(18,183)	(5,594)	—	(75,833)	—	(75,833)
Non-controlling interest dividend	—	—	—	—	—	(5,000)	(5,000)
Consolidated balance at June 30, 2015	488,852	11,374	32,434	(5,560)	527,100	67,671	594,771

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2015	486,533	12,649	40,293	(9,725)	529,750	66,765	596,515
Net income	36,635	7,152	946	—	44,733	6,347	51,080
Other comprehensive income	—	—	—	1,136	1,136	—	1,136
Cash distributions (1)	(52,125)	(18,422)	(5,851)	—	(76,398)	—	(76,398)
Non-controlling interest dividend	—	—	—	—	—	(6,000)	(6,000)
Common units acquired and cancelled	(495)	—	—	—	(495)	—	(495)
Conversion of subordinated units to common units	1,379	(1,379)	—	—	—	—	—
Consolidated balance at June 30, 2016	471,927	—	35,388	(8,589)	498,726	67,112	565,838

(1) This includes cash distributions to Incentive Distribution Rights (“IDRs”) holders for the six months ended June 30, 2016 and 2015 of $4.3 million and $4.1 million, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of June 30, 2016, we have a fleet of four LNG carriers and six FSRUs, excluding the Golar Tundra, as explained in note 2.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015, which are included in our Annual Report on Form 20-F.

In May 2016, we acquired (the “Tundra Acquisition”) from Golar 100% of the interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra, an FSRU, for a purchase price of approximately $330.0 million, less net lease obligations and working capital adjustments. Pursuant to an agreement entered into between us and Golar in connection with the Tundra Acquisition (as amended, the “Tundra Letter Agreement”), we have the right to require Golar to repurchase the shares of Tundra Corp under certain circumstances, and consequently Golar continues to consolidate the Tundra Corp and the results of operations of Tundra Corp are not reflected in our financial statements (see note 8).

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2015.

3. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of June 30, 2016, we leased the Golar Eskimo from a VIE under a finance lease with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a newly formed special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of June 30, 2016, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of June 30, 2016 is shown below:

(in thousands of $)	2016(1)	2017	2018	2019	2020	After 2020
Golar Eskimo*	6,412	12,825	12,825	12,825	12,824	61,982

(1) For the six months ended December 31, 2016.
*This table excludes variable rental payments due under the lease. Based on an assumed LIBOR of 0.36% plus margin, additional payments totaling $83.1 million should be payable over the lifetime of the lease.

The impact of Eskimo SPV’s assets and liabilities that most significantly impact our consolidated balance sheet is as follows:

(in thousands of $)	Golar Eskimo
Assets
Restricted cash	94

Liabilities
Long-term debt	241,212

Restricted cash represents cash in Eskimo SPV which is not available for use by us.

Tundra Corp

The Tundra Acquisition closed in May 2016. Concurrent with the closing we entered into the Tundra Letter Agreement, which, among other things, provides that if for any reason the Golar Tundra has not commenced operations under its charter with West African Gas Limited (“WAGL”) by May 23, 2017, we have the right to require that Golar repurchase the shares of Tundra Corp at a price equal to the original purchase price (the “Tundra Put Option”). Accordingly, we have determined that (1) Tundra Corp is a VIE and (2) until the Tundra Put Option expires, Golar is the primary beneficiary of Tundra Corp. Thus, Tundra Corp will not be consolidated into our financial statements until the Tundra Put Option expires (see note 8).

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Tundra	November 2015	254.6	194.1	November 2018	114.6	November 2025

A summary of our payment obligations under the bareboat charter with Tundra SPV as of June 30, 2016 is shown below:

(in thousands of $)	2016(1)	2017	2018	2019	2020	After 2020
Golar Tundra*	5,931	11,863	11,863	11,863	11,863	57,336

(1) For the six months ended December 31, 2016.
*This table excludes variable rental payments due under the lease. Based on an assumed LIBOR of 0.38% plus margin, additional payments totaling $73.7 million should be payable over the lifetime of the lease.

PT Golar Indonesia

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, we adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. We adopted the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in our financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on our Consolidated Balance Sheets as of December 31, 2015 resulted in a reduction of “Long-term assets” and “Total assets” in the amount of $13.7 million, with a corresponding decrease of $13.7 million in “Long-term debt” and “Total liabilities”.

Accounting pronouncements to be adopted

In June 2016, the FASB issued a new accounting standard, ASC 326 Financial Instruments—Credit Losses. The standard significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace the current incurred loss approach with an expected loss model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do currently under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for annual periods beginning after December 15, 2018. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

5.                                      SEGMENTAL INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Partnership’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During the six months ended June 30, 2016 and 2015, our fleet operated under time charters with nine charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), PT Nusantara Regas (“PTNR”), Royal Dutch Shell plc, Eni S.p.A., Kuwait National Petroleum Company (“KNPC”) and Golar. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Royal Dutch Shell plc is headquartered in the Netherlands. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

For the three and six months ended June 30, 2016 and 2015, revenues from the following charterers accounted for over 10% of our consolidated revenues:

	Three months ended June 30,				Six months ended June 30,
(in thousands of $)	2016		2015		2016		2015
Petrobras	24,896	22%	25,005	24%	49,670	23%	49,506	24%
PTNR	17,059	15%	17,417	16%	33,841	16%	33,810	16%
Golar LNG Limited	7,280	7%	14,705	14%	14,560	7%	24,995	12%
KNPC	14,097	13%	14,097	12%	19,151	9%	18,899	9%
DUSUP	11,549	10%	5,428	5%	23,240	11%	17,563	9%
Jordan	14,188	13%	—	—%	28,377	13%	—	—%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended June 30		Six months ended June 30
(in thousands of $)	2016	2015	2016	2015
Brazil	24,896	25,005	49,670	49,506
United Arab Emirates	11,549	5,428	23,240	17,563
Indonesia	17,059	17,417	33,841	33,810
Kuwait	14,097	14,097	19,151	18,899
Jordan	14,188	12,358	28,377	—

Fixed assets, net	June 30,	December 31,
(in thousands of $)	2016	2015
Brazil	358,705	369,922
Kuwait	271,024	275,684
Indonesia	198,202	205,188
United Arab Emirates	128,013	133,883
Jordan	282,755	286,974

6.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2016	2015	2016	2015
Amortization of deferred financing costs	(5,338)	(2,530)	(6,442)	(3,505)
Unrealized mark-to-market gains (losses)/gains for interest rate swaps	(7,142)	5,976	(24,377)	71
Interest expense on un-designated interest rate swaps	(2,728)	(3,333)	(5,330)	(6,285)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	493	(516)	670	(90)
Foreign exchange losses on operations	(211)	(339)	(976)	(680)
Mark-to-market adjustment for currency swap derivatives and other	(645)	(726)	(928)	(1,349)
Total	(15,571)	(1,468)	(37,383)	(11,838)

7. TAXATION

As of June 30, 2016 a net deferred tax asset of $8.1 million ($10.4 million at December 31, 2015) was recognized, principally related to the recognition of certain historical tax positions on our Indonesian operations.

As of June 30, 2016, a net deferred tax liability of $2.3 million ($1.1 million at December 31, 2015) was recognized, due to the deferred tax liability from tax depreciation in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset related to net operating loss carryforwards generated from our Jordan operations.

Tax charge

The tax charge for the three and six months ended June 30, 2016 included current tax charges in respect of our operations in the United Kingdom, Norway, Brazil, Kuwait and Indonesia. The Partnership does not currently incur any corporate income tax in respect of operations in Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three months and six months ended June 30, 2016 includes a net deferred tax charge of $0.5 million and $1.1 million respectively, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan. As a result of the deferred tax charge of $0.5 million and $1.1 million for three and six months ended June 30, 2016 respectively, the deferred tax liability balance as of June 30, 2016 is $2.3 million.

The total tax charge for the three months and six months ended June 30, 2016 also includes a deferred tax charge of $1.0 million and $2.3 million respectively, in relation to the utilization of the brought forward tax losses in Indonesia. As a result of the deferred tax charge of $1.0 million and $2.3 million for three and six months ended June 30, 2016 respectively, the deferred tax asset balance as of June 30, 2016 is $8.1 million.

Uncertainty in tax positions

In 2016 the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities, with particular focus on withholding tax payments. The audit resulted in several findings in relation to late payments of withholding taxes on certain transactions, resulting in the imposition of interest and penalties. As of June 30, 2016, we recognized a provision of $4.7 million ($2.2 million at December 31, 2015) for certain risks in various jurisdictions. This provision includes interest and penalties arising from our Indonesian operations for the periods 2012 to June 30, 2016 following the conclusion of the tax audits mentioned above.

In a separate matter, PTGI is party to ongoing tax discussions with the Indonesian tax authorities with regard to cancellation of the waiver of approximately $24.0 million in VAT importation charges on the NR Satu, which PTGI secured in April 2012 when the vessel was imported. In November 2015, the Indonesian tax authorities notified PTGI that they would be canceling the 2012 waiver that was issued. The cancellation letter was received in December 2015. The court proceedings commenced in April 2016 and PTGI has disputed the cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. We believe we have strong merits to support our position. In the event that the cancellation is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR under our time charter party agreement entered with them.

8.     ACQUISITIONS

In May 2016, we acquired from Golar interests in Tundra Corp, the disponent owner and operator of the Golar Tundra. In January 2015, we acquired from Golar the equity interest in the subsidiaries which own and operate the Golar Eskimo.

Our board of directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist the evaluation of each transaction. The details of the transactions are as follows:

Golar Tundra

In February 2016, we entered into an agreement with Golar to acquire Tundra Corp for a purchase price of $330.0 million, less the assumed net lease obligations and net of working capital adjustments. We paid an initial $30.0 million deposit to Golar in February 2016. The Tundra Acquisition closed on May 23, 2016, at which time we paid the remaining net $77.2 million purchase consideration. Concurrent with the closing of the Tundra Acquisition, we entered into the Tundra Letter Agreement pursuant to which Golar will pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with WAGL. In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement furthermore includes that in the event the Golar Tundra has not commenced service under the charter by May 23, 2017, we have the option to require Golar to repurchase the Tundra Corp at a price equal to the original purchase consideration. As a result of the Tundra Put Option, Golar continues to consolidate the Tundra Corp and the results of Tundra Corp are not reflected in our financial statements.

In November 2015, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is currently not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease.

The Golar Tundra is subject to a time charter with WAGL, a joint venture of the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd. that is developing an LNG import project at the port of Tema on the coast of Ghana (the “Ghana LNG Project”). The Golar Tundra was expected to commence operations in order to serve the Ghana LNG Project in the second quarter of 2016. However, due to delays in the Ghana LNG project, WAGL has not been able to accept the Golar Tundra.

Pursuant to the Tundra Letter Agreement, Golar agreed to pay to us a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Tundra Acquisition until the date that the Golar Tundra commences operations under its charter with WAGL. The daily fee (excluding operating expenses) is intended to approximate the amount that Tundra Corp is required to pay to Tundra SPV under the Tundra Lease.

Golar Eskimo

On January 20, 2015, we acquired Golar’s 100% interest in the companies that own and operate the FSRU Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 22, 2014. The purchase consideration was $388.8 million less the assumed bank debt of $162.8 million. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

______________________________________ (1) The purchase consideration comprised of the following:	Final
Golar Eskimo
(in thousands of $)	January 20, 2015
Purchase consideration (1)	226,010
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	292,872
Intangible asset	95,520
Long-term debt	(162,830)
Cash	298
Others	150
Subtotal	226,010
Excess of the consideration transferred and fair value of net assets acquired	—
______________________________________
(1) The purchase consideration comprised of the following:

(in thousands of $)	Golar Eskimo
Loan from Golar	220,000
Cash consideration paid to Golar	7,170
Purchase price adjustments	(1,160)
Total	226,010

Revenue and profit contributions

In connection with the Golar Eskimo acquisition, we entered into an agreement with Golar pursuant to which Golar agreed to pay us an aggregate amount of $22.0 million starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo during that period. Under the agreement with Golar, the Golar Eskimo contributed revenues of $12.4 million and $22.0 million and net income of $10.4 million and $18.6 million to the financial results for the period from April 1, 2015 to June 30, 2015 and January 20, 2015 to June 30, 2015.

The table below shows our summarized consolidated pro forma financial information for the three and six months ended June 30, 2015, giving effect to our acquisition of the Golar Eskimo as if it had taken place on January 1, 2015.

(in thousands of $, except per unit data)	Three months Ended June 30, 2015	Six Months Ended June 30, 2015
Revenues	105,715	206,447
Net income	43,602	78,225
Earnings per unit (basic and diluted):
Common unitholders	$0.61	$1.20

9.                                      DEBT

As of June 30, 2016 and December 31, 2015, we had total long-term debt outstanding of $1,427.3 million and $1,331.1 million, respectively, net of deferred debt issuance costs of $19.3 million and $13.7 million, respectively.

In April 2016, we entered into a $800.0 million senior secured credit facility (the “$800 million credit facility”) which refinanced the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt. As a result of the refinancing, the above facilities were terminated.

The $800 million credit facility has a five year term and consists of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility will be reduced by $25.0 million by September 30, 2017 and $50.0 million by September 30, 2018. The term loan facility is repayable in quarterly installments with a total final balloon payment of $453.0 million together with any amounts outstanding under the revolving facility, the maximum amount of which in 2021 would be

$75.0 million. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of June 30, 2016, we had drawn down $125.0 million of the $150.0 million revolving credit facility.

10.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective hedge, our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

		June 30, 2016		December 31, 2015
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	61,196	61,196	40,686	40,686
Restricted cash	Level 1	171,464	171,464	193,273	193,273
High-Yield and 2015 Norwegian Bonds (1)	Level 1	305,439	279,873	297,007	298,845
Long-term debt — floating (2)	Level 2	1,141,162	1,141,162	1,047,781	1,047,781
Obligations under capital leases (2)	Level 2	127,301	127,301	143,112	143,112

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	—	—	1,881	1,881
Cross currency interest rate swap liability (5)	Level 2	79,318	79,318	89,015	89,015
Interest rate swaps liability (3) (4)	Level 2	38,166	38,166	15,540	15,540

(1) This pertains to bonds with a carrying value of $305.4 million and $297.0 million as of June 30, 2016 and December 31, 2015, respectively, which are included under long-term debt on the balance sheet. The fair value of the bonds as of June 30, 2016 was $279.9 million (2015: $298.8 million), which is 91.6% of their face value (2015: 100.6%).

(2) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.
The long term debt is presented gross of deferred financing cost of $19.3 million as of June 30, 2016 (2015: $13.7 million).

(3) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of June 30, 2016 and December 31, 2015 was a net liability of $0.8 million (with a notional amount of $87.5 million) and a net liability of $1.6 million (with a notional amount of $142.5 million), respectively. The expected maturity of the remaining designated interest rate agreement is February 2018.

(5) In order to hedge our exposure to currency fluctuations under our NOK-denominated senior unsecured bonds (“High-Yield Bonds”), we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of June 30, 2016, the following are the details on the cross currency interest rate swap:

Instrument (in thousands of $, unless otherwise indicated)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(79,318)

As of June 30, 2016 and December 31, 2015, our accumulated other comprehensive income included an unrealized loss of $7.8 million and $9.1 million, respectively, in respect of the cross currency interest rate swap designated as a cash flow hedge.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short term maturity of these instruments.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	June 30, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	1,881	(1,881)	—
Total liability derivatives	38,166	—	38,166	15,540	(1,881)	13,659

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Since the market valuation has fallen below this level, we have provided $32.2 million of cash collateral as of June 30, 2016.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of June 30, 2016, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,382,158	(1)	Feb 2018	to	May 2022	1.070%	to	6.485%
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described in footnote 5 above.

As of June 30, 2016, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,382.2 million (December 31, 2015: $1,090.4 million).

11.             RELATED PARTY TRANSACTIONS

Net income (expenses) from related parties:

	Three months ended June 30,			Six months ended June 30,
(in thousands of $)	2016	2015		2016	2015
Transactions with Golar and affiliates:
Time charter revenues from related parties (a)	7,280	14,705		14,560	24,995
Management and administrative services fees (b)	(678)	(592)		(1,288)	(1,329)
Ship management fees (c)	(1,951)	(1,827)		(4,010)	(3,613)
Interest expense on the Eskimo vendor loan (i)	—	(1,686)		—	(3,038)
Interest income on Tundra deposit (e)	309	—		309	—
Interest income on short term credit arrangements (e)	—	—	—	122	—
Total	4,960	10,600		9,693	17,015

Receivables from related parties:

As of June 30, 2016 and December 31, 2015 balances with related parties consisted of the following:

(in thousands of $)	June 30, 2016	December 31, 2015
Balances due from Golar and affiliates (d)	27,254	4,400
Deposit paid to Golar (e)	107,247	—
Methane Princess lease security deposit movements (g)	2,344	2,728
Total	136,845	7,128

(a) Time charter revenues from related parties - This consists of revenue from the charter of the Golar Grand (three and six months ended June 30, 2016) and charters of the Golar Eskimo and the Golar Grand (three and six months ended June 30, 2015).

In February 2015 we exercised our option requiring Golar to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate that would have been payable by the charterer. The daily time charter rate receivable from Golar reduced following the vessel’s lay up in December 2015.

Pursuant to an agreement with Golar relating to Golar Eskimo, we received an amount of $12.8 million for Golar to use the vessel for the period from January 20, 2015 to June 30, 2015.

(b) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management and Golar Management Norway AS.

(d) Balances due from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(e) Deposit paid to Golar - As further described in note 8, in May 2016 we closed the Tundra Acquisition. As of the closing, we had paid a total of $107.2 million in purchase consideration. Until the Golar Tundra commences operations and the arrangements with Golar expire (including the Tundra Put Option), we will not consolidate Tundra Corp into our financial results. Accordingly, we have recognized a deposit receivable of $107.2 million in our consolidated balance sheet as of June 30, 2016. Furthermore in relation to the Tundra Letter Agreement we have recognized interest income of $0.3 million for the six months ended June 30, 2016, being the excess of amounts receivable under the Tundra Letter Agreement and amounts paid to Tundra SPV by Tundra Corp.

(f) Dividends to China Petroleum Corporation - During the three and six months ended June 30, 2016 and June 30, 2015, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $3.2 million and $6.0 million and $2.2 million and $5.0 million, respectively.

(g) Methane Princess lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

(h) Dividends to Golar - During the three and six months ended June 30, 2016 and June 30, 2015, we paid total dividends to Golar of $13.1 million and $26.3 million and $13.1 million and $25.7 million, respectively.

(i) Golar Eskimo vendor loan - In January 2015, we acquired the Golar Eskimo from Golar for $388.8 million. We funded a portion of the purchase price with the proceeds of a $220.0 million vendor loan from Golar. The loan was non-amortizing with a final balloon payment due in December 2016, contained a repayment incentive fee of up to 1.0% of the loan amount and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was repaid in full in November 2015.

(j) Payments to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our Board in February 2015 and resigned in September 2016, acted and advised on various projects for Golar and earned approximately $0.7 million from Golar in fees for the six months ended June 30, 2016. At June 30, 2016, the total amount outstanding by Golar to Helm was $0.2 million.

12.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At June 30, 2016	At December 31, 2015
Book value of vessels secured against long-term loans and capital leases	1,664,384	1,847,403

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

As of June 30, 2016, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of June 30, 2016, there was a net accrued gain of approximately $1.4 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the 2010 lease restructuring, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed.The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £20 million Pound Sterling. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. We believe PTGI has strong merits to support its position. However, there can be no assurance that PTGI’s position will be prevail. In the event of a negative outcome, in addition to the liability for VAT, there is the possibility that interest and penalties at 2% per month may be applied from the point when the waiver was initially issued up until the date of payment of the VAT deemed due together with penalties applied. The court proceedings commenced in April 2016, with the final hearing taking place in June 2016. We are awaiting the decision on the case. In the event that the cancellation of the waiver is upheld which we do not believe to be probable, we will be indemnified by PTNR under the TCP for the NR Satu for any VAT liability as well as the related interest and penalties.

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit data)	2016	2015	2016	2015
Net income attributable to general partner and limited partner interests	27,982	41,028	44,733	72,286
Less: distributions paid (1)	(38,190)	(38,533)	(76,380)	(77,086)
Under (over) distributed earnings	(10,208)	2,495	(31,647)	(4,800)
Net income attributable to:
Common unitholders	25,269	27,757	39,532	49,270

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	45,304	45,663	45,218	45,663

Earnings per unit (basic and diluted):
Common unitholders	$0.56	$0.61	$0.87	$1.08

Cash distributions declared and paid in the period per unit(2):	$0.58	$0.58	$1.16	$1.16
Subsequent event: Cash distributions declared and paid per unit relating to the period(3):	$0.58	$0.58	$0.58	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the period end date. This includes cash distributions to IDR holders for the three months ended June 30, 2016 and 2015 of $2.2 million and $2.2 million, respectively, and for the six months ended June 30, 2016 and 2015 of $4.3 million and $4.4 million, respectively.

(2) Refers to cash distribution declared and paid during the period.

(3) Refers to cash distribution declared and paid subsequent to the period end.

As of June 30, 2016, of our total number of units outstanding, 70% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

14.          SUBSEQUENT EVENTS

On July 21, 2016, our Board declared a distribution of $0.5775 per unit in respect of the quarter ended June 30, 2016. This cash distribution was paid in August 2016 on total units of 62,336,335.